UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2010

Commission File Number 000-53776

Man Sang International (B.V.I.) Limited

(Translation of registrant’s name into English)

Suite 2208, 22/F Sun Life Tower,

The Gateway, 15 Canton Road,

Tsimshatsui, Kowloon, Hong Kong

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40F.

Form 20-F     X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No     X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Changes in Certifying Accountant

On March 23, 2010, the service of Ernst & Young (“EY”) as the independent auditors of Man Sang International (B.V.I.) Limited, which has been renamed China Metro-Rural Holdings Limited (“MSBVI”), ceased. On March 25, 2010, Man Sang International Limited (“MSIL”), a subsidiary of MSBVI, issued an announcement to report that EY resigned as the auditors of MSIL effective as of March 24, 2010. EY was initially engaged by MSBVI and MSIL in September 2009 to perform the audit for each company’s fiscal year ending March 31, 2010. MSBVI expects to engage a new auditor shortly.

A copy of MSIL’s announcement is attached as Exhibit 99.1 to this Form 6-K and is incorporated herein by reference.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 26, 2010	MAN SANG INTERNATIONAL (B.V.I.) LIMITED

	By:	/s/ Sio Kam Seng
Sio Kam Seng Vice Chairman of the Board and Chief Executive Officer

EXHIBIT INDEX

Exhibit Number	Description

99.1	Announcement, dated March 25, 2010.